Exhibit 99.1

Betterware

JAFRA
JAFRA BIOLAB
Resurfacing Mask
Mascarilla Facial Exfoliante
5% BHA + AHAs Complex
5% Complejo BHA + AHAs
50 ml / 1.7 FL OZ
JAFRA BIOLAB
Prebiotic Serum
Suero Prebiótico
JAFRA BIOLAB
JAFRA BIOLAB
JAFRA BIOLAB
Facial Capsules
Cápsulas Faciales
20+% Vitamin C
20+% Vitamina C

BeFra

Great brands. One essence.

Q4 2024
Earnings Release

Message from the Chairman

I am pleased to share a comprehensive perspective on our many achievements in 2024 and outline our vision that will guide BeFra in the years to come.

2024 was a year filled with achievements. We maintained our growth momentum with double-digit revenue growth of 11.1% in the last quarter compared to the previous year. Jafra Mexico was a key driver of this success, achieving remarkable 22.2% growth in the same period. Also, noteworthy was the performance of Betterware Mexico, which, despite persistent market challenges, including a slowdown in durable-goods consumption trends in Mexico, delivered revenue results 1.5% above the same quarter last year. Thanks to a strong Q4, BeFra concluded 2024 with a 8.4% revenue growth compared to 2023, with both companies contributing growth; Jafra Mexico grew 13.0% while Betterware Mexico grew 4.6%. We faced temporary challenges in profitability, but despite those we generated $2,775M in EBITDA, which was 2.0% above 2023. This was primarily driven by Jafra Mexico with a 15.5% increase in EBITDA, partially offset by Betterware Mexico, where EBITDA declined 9.6%, due to temporary challenges in the international supply chain during the second half of the year. However, we see this as a temporary situation; and expect Betterware Mexico’s EBITDA to return to historical levels during 2025.

2025 will be a year of significant milestones for BeFra.

–	Betterware Mexico’s 30th anniversary – this is a significant milestone that reflects a long history of constant growth. We achieved a remarkable 17.9% CAGR in revenue and of 19.4% CAGR for EBITDA for the last 23 years (2001 -2024, and 2000 the year when I acquired the company), with a notable 14.2% CAGR in revenue and of 8.8% CAGR in EBITDA for the years that followed the Covid-19 pandemic (2019-2024). We also substantially expanded our Associate base from 5K in 2001, to 675K in 2024, reaching an estimate of 8M Mexican households today. This success underscores our steadfast commitment to delight our customers and empower our entrepreneurs. And Betterware Mexico still has ample room to grow, with only a 4.0% estimated share of the household product market, meaning we are ready for the next years of growth.

–	5 years since our U.S. IPO – A period that has seen continued and even accelerated growth. Since our U.S. IPO, we multiplied BeFra’s revenue 4.6x, representing 35.5% CAGR (going from ~$3,000M in 2019 to ~$14,000M pesos in 2024). During that time, we multiplied our EBITDA by 3.3x, representing a 26.7% CAGR, despite significant disruptions in Betterware Mexico’s value chain. In addition, the value of BeFra’s assets has increased 2.4x, and we’ve consistently paid dividends totaling ~$4,800M. Much of this growth and value creation was driven primarily by Betterware Mexico’s organic growth, although complemented by the strategic acquisition of Jafra, which has not only strengthened our growth trajectory, but also diversified our portfolio and risk. At the same time, we have been able to leverage our expertise and business model to substantially grow Jafra.

–	3 years since the acquisition of Jafra – a move that brought a valuable brand and increased our category diversification. After 15 years of 0% growth, Jafra has thrived under our leadership. From 2021 to 2024, we multiplied Jafra’s sales by 1.4x and profitability by 1.6x, achieving 12.1% and 14.9% CAGRs respectively, while expanding its EBITDA margins from 13.0% to 20.7% for Jafra Mexico.

These milestones underscore the breadth and depth of our successful journey, reflecting our commitment to delivering long-term value creation and sustained growth across our brands.

Looking ahead, we continue our transformational path for BeFra. For Betterware Mexico, we will continue calibrating and optimizing our proven business model to enhance operational efficiency and scalability. For Jafra Mexico, we aim to continue employing this model, while we discover new learnings and avenues of growth in the large and vibrant beauty market in Mexico. For both, we will continue to explore Operational and Commercial Synergies that can drive our growth and profitability further. At the group level, we will continue focusing on executing successful international expansions, accelerating both brands in the United States and Latin America region, while exploring adjacent brands and categories that complement our portfolio, just as we did with Jafra. To sustain our momentum, we continue focusing on: innovation, business intelligence, and technology, anchored by a strong sense of purpose. These elements enable us to adapt and thrive in a constantly evolving world while remaining true to our core values.

As we report our Q4 and FY 2024 results, we are proud to highlight the progress we have made across different metrics, from revenue growth, to profitability, to shareholder returns, and the very positive impact on millions of entrepreneurs who trust our model and benefit from it. This year will not only be a celebration of our achievements, but also another important step in our sustained growth and strategic transformation.

Luis G. Campos

Chairman of the Board

Important notes on the financial statements:

1.	In February 2025, BeFra’s management in conjunction with the external auditor (PwC) determined a restatement with no effect on net revenues, EBITDA or net income related to a financial statement misclassification. The underlying issue originated from Jafra Mexico, where certain production-related labor and indirect manufacturing costs were incorrectly classified as administrative and distribution expenses instead of cost of goods sold, affecting the fiscal year 2022 (starting from Q2 2022) and subsequent periods. While this misclassification impacted gross margin, it had no effect on net revenues, EBITDA or net income. The financial information presented herein and going forward reflects the corrected classification and previously issued financial statements and the related audit opinion from fiscal year-end 2022 and 2023 should not be relied upon. This misclassification is considered material, due to the amount that has been reclassified ($433.7M pesos in 2024), necessitating a restatement of previously issued financial statements, which we lay out in the final section by the end of this document.

The restated financial statements for the year ended December 31, 2023 will be issued in connection with the issuance of the 2024 financial statements.

2.	As a result of the necessary restatement described above, an additional adjustment is being made to the financial statements for fiscal year 2023 and first three quarters of 2024. This adjustment is being carried out as a best practice, given that the amount is not material. Specifically, the net adjustment of $10.1M pesos involves additional expense in interest expense and depreciation associated to the lease accounting, offseted by the relating deferred income tax of Jafra Mexico’s offices in 2023. This amount was originally adjusted in 2024; however, since the 2023 financial records have been reopened, we are making this adjustment now to ensure the integrity and accuracy of the financial statements for both years.

3.	It’s important to note that this quarter, we are reporting adjusted EBITDA, Net Income, and EPS to exclude the one-time impact that the sale of Jafra Mexico's real estate properties had on BeFra's 2024 consolidated financial results, additionally, we are adjusting for the impairment of the unsold property as of the end of fiscal year 2024, for which we received a purchase offer in December along with an updated valuation estimate. The impact resulted in a non-cash accounting loss of $696.0M pesos. The transaction prices reflected the current market value of the assets. Essentially, this accounting loss had no impact on BeFra's operational performance, further underscoring the relevance of Adjusted EBITDA, Net Income and EPS as key performance indicators.

Q4 2024 Select Consolidated Financial Information

	Q4				FY
Results in ‘000 MXN	2024	2023			2024	2023
Net Revenue	$3,778,468	$3,401,692	+11.1%		$14,100,758	$13,009,507	+8.4%
Gross Margin	67.3%	66.2%	+116	bps	67.9%	67.2%	+70	bps
EBITDA	$510,323	$819,484	-37.7%		$2,078,394	$2,720,900	-23.6%
EBITDA Margin	13.5%	24.1%	-1,058	bps	14.7%	20.9%	-618	bps
Adj. EBITDA	$771,596	$819,484	-5.8%		$2,774,697	$2,720,900	+2.0%
Adj. EBITDA Margin	20.4%	24.1%	-367	bps	19.7%	20.9%	-124	bps
Net Income	$225,305	$395,191	-43.0%		$711,728	$1,039,287	-31.5%
Adj. Net Income	$436,664	$395,191	+10.5%		$1,219,280	$1,039,287	+17.3%
EPS	$6.04	$10.59	-43.0%		$19.07	$27.85	-31.5%
Adj. EPS	$11.70	$10.59	+10.5%		$32.66	$27.85	+17.3%
Free Cash Flow	$533,555	$657,121	-18.8%		$1,769,026	$2,256,395	-21.6%
Net Debt / Adj. EBITDA	1.76	1.83			1.76	1.83
Interest Coverage	3.46	2.83			3.46	2.83
Associates
Avg. Base	1,196,417	1,249,230	-4.2%		1,179,058	1,225,595	-3.8%
EOP Base	1,180,458	1,240,023	-4.8%		1,180,458	1,240,023	-4.8%
Distributors
Avg. Base	64,260	62,727	+2.4%		64,654	61,833	+4.6%
EOP Base	63,339	62,338	+1.6%		63,339	62,338	+1.6%

●	Net revenue grew 11.1% in Q4 2024, led by Jafra Mexico with a 22.2% increase in sales, driven by innovation, improved incentives, and a revamped catalog. Betterware Mexico revenue grew 1.5%, maintaining growth momentum, but impacted slightly by various external headwinds discussed on the business unit section. Full-year revenue rose 8.4%, with Jafra Mexico up 13.0%, Betterware Mexico up 4.6%, and Jafra US stable, all reflecting the strength of BeFra’s commercial model. BeFra’s full-year revenue was in the middle range of our previously communicated guidance range.

●	Gross Margin: Q4 gross margin improved by 116 bps, with Betterware Mexico expanding by 675 bps derived from better promotional performance, despite external cost increases. Jafra Mexico’s margin decreased 469 bps due to prior years synergies and cost reductions that positively impacted Q4 2023. Full-year gross margin increased 70 bps to 67.9%, driven by Jafra Mexico’s 129 bps gain stemming from a more favorable product mix, improved pricing strategy, and continued efficiency benefits from scale, while Betterware Mexico remained stable despite market pressures.

●	EBITDA: Q4 adjusted EBITDA declined 5.8%, mainly from a 17.3% drop in Jafra Mexico’s EBITDA derived from prior years synergies and costs optimization benefits that were reflected in Q4 2023, creating an unfavorable year-over-year comparison. Betterware Mexico’s EBITDA grew 31.8%, derived from better performance of promotional initiatives and expense control in Q4 2024, that created a favorable year-over-year comparison, partially offsetting this decline. Full-year EBITDA rose 2.0% but was slightly below guidance, given unexpected external cost pressures, and distribution expenses faced by Betterware Mexico, which will be reduced during 2025. EBITDA from Betterware’s international expansion impacted directly our growth compared to 2023, without these losses, consolidated EBITDA for 2024 would have increased by 5.6%.

●	Free Cash Flow: Free cash flow was ~69% of EBITDA, down 18.8% in Q4 and 21.6% for the year, due to a one-time supplier payment adjustment in 2023, where we moved supplier terms from ~30 days to ~120 days, which benefited substantially FCF that year. It is important to point out that in 2024, international expansion experienced a negative cash flow of $122.5M.

●	Adjusted EPS: Adjusted EPS grew by 10.5% in Q4 and 17.3% for the full year, driven by increased revenue and gross margin, lower interest expense, and a gain on derivative instruments.

For more details, please refer to the results of each business unit in the accompanying pages.

Continued Financial Strength and Performance

Strong balance sheet at the end of Q4 2024.

BeFra’s balance sheet continues strong in Q4 2024, providing financial flexibility to further reduce debt leverage, continue investing in growth and efficiency initiatives, and pay additional dividends.

Although some metrics were temporarily affected in Q4 24 vs Q4 23, because of lower EBITDA margin and slightly higher inventory, we believe our balance sheet remains strong and is poised to continue strengthening in the months ahead.

Our key financial metrics reflect our strength:

Cash Flow & Liquidity ratios

As shown below, BeFra’s cash flow generation remains strong, with almost 69% FCF to EBITDA, and lower cash conversion days in our cycle.

	Q4 2024	Q4 2023	∆
Current Ratio	1.09	1.04	+4.5%
FCF / Adj. EBITDA	69.1%	80.2%	-1,104 bps
CCC (days)	41	47	-6 days

*	CCC: Cash Conversion Cycle

Asset Light Business

BeFra’s asset light business model provides flexibility to adapt to challenging conditions. While SG&A increased temporarily (comments in each company’s sections), we have taken all measures to get back in line with our historical figures.

	Q4 2024	Q4 2023	∆ bps
Fixed Assets / Total Assets	17.2%	26.2%	-900
Variable Cost Structure	76.1%	76.1%	-6
Fixed Cost Structure	23.9%	23.9%	+6
SG&A / Net Revenues	49.5%	40.7%	+860

Return on Investment

Over the years, BeFra has consistently achieved exceptional returns. Despite a short-term EBITDA margin shortfall vs 2023, management is confident in being able to recover profitability, and increase it going forward.

	Q4 2024	Q4 2023	∆
Equity Turnover	12.13	8.89	+36.4%
ROE	61.2%	71.0%	-983 bps
ROTA	12.4%	15.8%	-343 bps
Dividend Yield	12.09%	8.53%	+356 bps

Leverage

BeFra’s current debt is primarily related to the acquisition of Jafra, and to the construction of the Betterware Campus. Management is committed to reducing it faster than initially planned.

	Q4 2024	Q4 2023	∆%
Debt to EBITDA	1.86	2.03	-8.2%
Net Debt to EBITDA	1.76	1.83	-3.9%
Interest Coverage	3.46	2.83	+22.6%

*	Equity Turnover = Net Revenues TTM / Equity
*	ROTA = Net Income TTM / (Cash + Accounts Receivable + Inventories + Fixed Assets)
*	Calculation of Dividend Yield Using the Closing Price on December 31, 2024, which was $11.18.

Capital Allocation

Strategic Focus on Balance Sheet: BeFra’s balance sheet remains a priority. As of December 31, 2024, Net Debt-to-EBITDA was 1.76x, a slight decrease from 1.83x at the end of Q4 2023.

Quarterly Dividends and Shareholder Value: In light of BeFra’s results to date, management remains committed to enhancing shareholder value through quarterly dividends. The board of directors has proposed a $250M Pesos dividend for Q4 2024 pending approval at the Ordinary General Shareholders’ Meeting on March 7, 2025. This would mark the twentieth consecutive quarterly dividend payment since the Company went public in March 2020. During this time, a total of more than $5,000M Pesos in dividends has been paid. Future dividends are expected to meet the amount proposed for Q4, and will be contingent on BeFra’s financial performance and its ongoing debt repayment plan.

2025 Guidance and Long-Term Growth Prospects

Looking ahead, BeFra is well-positioned for a strong year in net revenue and EBITDA. Management expects to achieve mid-to-high single-digit growth in both net revenue and EBITDA in 2025.

	2025	2024	Var %
Net Revenue	$14,900 - $ 15,300	$14,101	≈6.0% - 9.0%
EBITDA	$2,900 - $ 3,000	$2,775	≈6.0% - 9.0%

*	Figures in millions Pesos.

Q4 2024 Financial Results by Business

Betterware Mexico

Key Financial and Operating Metrics

	Q4				FY
Results in ‘000 MXN	2024	2023			2024	2023
Net Revenue	$1,494,855	$1,472,480	+1.5%		$5,991,834	$5,726,608	+4.6%
Gross Margin	57.2%	50.4%	+675	bps	57.1%	57.3%	-21	bps
EBITDA	$330,075	$250,342	+31.8%		$1,296,538	$1,434,501	-9.6%
EBITDA Margin	22.1%	17.0%	+508	bps	21.6%	25.0%	-341	bps
Associates
Avg. Base	693,666	756,250	-8.3%		704,433	757,653	-7.0%
EOP Base	674,654	741,170	-9.0%		674,654	741,170	-9.0%
Monthly Activity Rate	64.8%	66.0%	-116	bps	66.3%	66.5%	-20	bps
Avg. Monthly Order	$2,158	$1,959	+10.2%		$2,068	$1,857	+11.4%
Distributors
Avg. Base	43,585	42,369	2.9%		44,016	41,193	6.9%
EOP Base	42,608	41,825	1.9%		42,608	41,825	1.9%
Monthly Activity Rate	96.7%	98.1%	-138	bps	97.8%	98.2%	-35	bps
Avg. Monthly Order	$22,945	$23,518	-2.4%		$22,432	$23,116	-3.0%

●	Returning to Growth in 2024. Betterware Mexico returned to growth with a 4.6% sales increase following two years of decline. H1 saw 7.0% revenue growth, but 2H slowed to 2.3% due to external pressures (peso depreciation, rising product import duties, surging freight costs), and Q2 stockouts of key products that temporarily demotivated the salesforce.

●	Salesforce Productivity Improvement: Associate average order size increased 11.4% YoY, but this recovery has not yet translated into expansion of the Associate base. However, the base remained more stable compared to previous years, indicating forthcoming progress. Moving forward, leveraging distributor growth (+6.9% YoY) and enhancing recruitment strategies will be crucial for driving sustained volume and productivity gains in 2025. This, together with new commercial strategies for 2025, should yield more stable growth in 2025.

●	Gross margin improvement. Gross margin expanded by 675 basis points in Q4, due to better performance of promotional initiatives and expense control in Q4 2024 that created a favorable YoY comparison. For the full year the gross margin was maintained close to 2023 levels, with only a 21 bps decline, and despite pressures related to the sharp depreciation of the Mexican Peso (-22.7%), freight costs that surged from $1,550 per container in February to almost $6,000 in August, (a full-year average of $3,100); and changes in product import duties, which increased from 17.0% to 33.0% for approximately 144 SKUs, or 16.5% of total sales.

●	EBITDA growth in the fourth quarter. Q4 EBITDA grew 31.8% YoY, due to aforementioned explanation of the growth in gross margin.

●	EBITDA margin contracted from 25.0% in 2023 to 21.6% in 2024, mainly due to a temporary increases in corporate and logistics expenses related to the additional inventory during the second half of the year. These additional expenses are to be eliminated during 2025 and are ready to recover our EBITDA margins throughout the year. It is also important to state that during 2024, we experienced a negative EBITDA of ~$101M in our international expansion operations, without which, Betterware Mexico’s EBITDA for the year would have been ~$1,400M, a year-over-year decrease of 2.5% instead of 9.6%

2025 Priorities

Consumer Vertical:

●	Portfolio Reconfiguration: Price increases in 2024, driven by external cost pressures, hindered revenue growth and reduced market competitiveness. Although freight prices have been decreasing, exchange rates and product import duties are expected to remain high for the foreseeable future. Accordingly, the company intends to: (1) rebalance Betterware Mexico’s portfolio to improve price accessibility, and (2) revise product cost structures with suppliers to decrease costs where possible for each product.

●	Continued innovation impact: A strong innovation pipeline has been configured for 2025, strengthening Betterware Mexico’s core portfolio, and increasing new category expansion.

●	Improve communication: Betterware Mexico continues strengthening its social network management to augment and complement its catalog’s reach, including the potential launch of new digital tools such as live shopping.

Sales Force Vertical:

●	Enhance our incentives program: Although Associate productivity has strengthened, incentive programs are being enhanced to promote growth in the Associate base.

●	Technology enhancement: New features in Betterware Mexico’s proprietary B+ app, which are designed to enhance the experience of Associates and Distributors.

●	New Training App (LMS): A new Learning Management System (LMS), will be launched. It is intended to improve online training of Associates and Distributors.

International Expansion

●	Betterware US. Since its April 2024 launch, the company has been working toward pinpointing the optimal path to sales force and revenue growth. The focus of 2025 will be on strengthening recruitment programs to accelerate growth.

●	Betterware Latin America. Initially planned for Peru, expansion will now begin in Ecuador to capitalize the availability of growth opportunity assessments we carried out during 2024. The team is ready to start operations in June 2025, which will be our first move to the Andean region (Peru, Ecuador, Colombia).

Jafra Mexico

Key Financial and Operating Metrics

	Q4				FY
Results in ‘000 MXN	2024	2023			2024	2023
Net Revenue	$2,038,993	$1,668,956	+22.2%		$7,183,823	$6,354,952	+13.0%
Gross Margin	74.1%	78.8%	-469	bps	76.2%	74.9%	+131	bps
EBITDA	$179,357	$532,780	-66.3%		$790,073	$1,288,381	-38.7%
EBITDA Margin	8.8%	31.9%	-2,313	bps	11.0%	20.3%	-928	bps
EBITDA Adj	$440,630	$532,780	-17.3%		$1,486,377	$1,288,381	+15.4%
EBITDA Margin Adj	21.6%	31.9%	-1,031	bps	20.7%	20.3%	+42	bps
Associates
Avg. Base	476,211	461,712	+3.1%		445,323	438,238	+1.6%
EOP Base	480,532	467,736	+2.7%		480,532	467,736	+2.7%
Monthly Activity Rate	49.9%	52.9%	-300	bps	51.5%	52.0%	-55	bps
Avg. Monthly Order	$2,439	$2,181	+11.8%		$2,327	$2,106	+10.5%
Distributors
Avg. Base	18,889	18,576	+1.7%		18,885	18,753	+0.7%
EOP Base	19,093	18,720	+2.0%		19,093	18,720	+2.0%
Monthly Activity Rate	94.6%	95.3%	-73	bps	94.3%	94.4%	-17	bps
Avg. Monthly Order	$2,758	$2,624	+5.1%		$2,635	$2,396	+10.0%

Highlights

●	Q4 2024 delivered a 22.2% year-over-year revenue increase—the strongest quarterly growth of the year— as a result of top brand innovations, sales force incentives, an effective pricing strategy, as well as an improved consultant journey that boosted both associate productivity (+11.8% YoY) and the number of active associates (+3.0% YoY).

●	Sustained strong double-digit growth for the third consecutive year. Net revenues increased by 13.0% in 2024, reaching a historically high milestone of $7,000M pesos in revenue, driven by strong product innovation; a differentiated pricing strategy; an extensive re-design of Jafra Mexico’s catalog that was re-launched in October; a revamped incentive program; and enhancement focused on ease of doing business.

●	Year-on-year increase in the end-of-period associate base: This base expanded 2.7%, ending the year close to 500K Associates, which is the next targeted milestone.

●	Gross margin for Q4 2024 was 74.1%, a decrease of 469 basis points compared to the same period last year. This decrease is primarily attributable to prior years synergies and cost reductions that positively impacted Q4 2023, and are now distributed throughout the whole year in 2024. For the full year, Jafra Mexico’s strong 131 bps increase to 76.3%, surpassed expectations due to a more favorable product mix, differentiated pricing strategy, and continued efficiency benefits from scale.

●	Adjusted EBITDA growth of 15.4% for 2024, despite accounting benefits derived from the reversal of provisions, as well as previous years synergies and cost reductions which created an unfavorable YoY comparison in the Q4. Growth was driven by an expansion in gross margin resulting from higher volume, productivity improvements in manufacturing, lower raw material costs, and a more favorable product mix.

2025 Priorities

Consumer Vertical:

●	Brand Refresh: Jafra Mexico’s top brands will receive a modern and vibrant design update, strengthening their market presence and potential revenue impact.

●	Product Innovation: Innovation drove 19.0% of total net revenues in 2024, with strong contributions from the Biolab skincare line (~10.0% of category revenue) as well as the Color Passion and Double Nature collections (both with 40%+ year-over-year revenue growth). For 2025 a strong pipeline of innovation across categories is being developed.

●	Pricing and Competitive Strategy: Building on strong 2024 performance, Jafra Mexico continues to refine its pricing strategy to strike the right balance between competitiveness, affordability, and profitability.

●	Catalog: Following the October 2024 catalog relaunch, the catalog’s offering will increase (more SKU’s and more content) in Q2 2025.

Sales Force Vertical:

●	Digital Marketplaces: Jafra Mexico plans to launch a new Shopify+ powered website, to help its sales force transition to a stronger digital marketplace, unlocking new growth opportunities and expanding consumer reach.

●	Sales Force Tools: A planned launch of a new J+ app, which is based on the same technology as B+, to enhance the experience of Associates and Distributors, and make Jafra more attractive to younger audiences in Mexico.

●	Enhance incentive program: Similar to Betterware’s, Jafra Mexico’s incentive program is being refined to make it more attractive to new and existing Associates and Distributors.

Jafra US

Key Financial and Operating Metrics

	Q4				FY
Results in ‘000 MXN	2024	2023			2024	2023
Net Revenue	$244,620	$260,256	-6.0%		$925,101	$927,947	-0.3%
Gross Margin	73.1%	74.4%	-134	bps	73.5%	75.7%	-222	bps
EBITDA	$891	$36,361	-97.5%		$-8,217	$-638	-1,188.0%
EBITDA Margin	0.4%	14.0%	-1,361	bps	-0.9%	-0.1%	-82	bps

	Q4				FY
Results in ‘000 USD	2024	2023			2024	2023
Net Revenue	$12,190	$14,802	-17.6%		$50,615	$52,002	-2.7%
Gross Margin	73.1%	74.4%	-134	bps	73.5%	75.7%	-218	bps
EBITDA	$44	$2,068	-97.9%		$-458	$-36	-1,181.4%
EBITDA Margin	0.4%	14.0%	-1,361	bps	-0.9%	-0.1%	-84	bps

Associates
Avg. Base	26,540	31,268	-15.1%		29,302	29,704	-1.4%
EOP Base	25,272	31,117	-18.8%		25,272	31,117	-18.8%
Monthly Activity Rate	44.5%	43.8%	+67	bps	43.6%	42.8%	+85	bps
Avg. Monthly Order	$248	$231	+7.7%		$234	$231	+1.2%
Distributors
Avg. Base	1,786	1,782	+0.2%		1,754	1,886	-7.0%
EOP Base	1,638	1,793	-8.6%		1,638	1,793	-8.6%
Monthly Activity Rate	85.5%	90.2%	-467	bps	87.8%	86.4%	+140	bps
Avg. Monthly Order	$219	$215	+1.9%		$225	$218	+3.2%

Highlights

●	Jafra US has successfully stabilized its business after years of decline, marking a turning point driven by the strategic implementation of our business model. Q4 net revenues declined 6.0% year-over-year, or 17.6% in USD to US$12.2M. Full-year revenues were slightly below last year’s level, decreasing 0.3% or 2.7% in USD, to $50.6M. The quarterly and annual decreases were partially mitigated by the Mexican peso’s depreciation (from ~$17 at the beginning of the year to $20 USD/MXN at year-end).

Despite these challenges, the first half of the year demonstrated strong growth momentum, laying a solid foundation for the future. The weaker second half was primarily as a result of the transition to Shopify+, a critical upgrade for Jafra long-term digital strategy in the US. Although the implementation took longer than expected, briefly impacting sales, the transition is an investment that will unlock long-term opportunities expected to be significant.

●	Associates demonstrated higher productivity, driving a 7.7% rise in the average price of monthly orders in Q4 2024 and a 1.2% increase for the full year. Activity levels also gained momentum, improving by 67 basis points in Q4 and 85 basis points for the year. While these achievements demonstrate the strength of the business model, the transition to Shopify+ affected recruitment as well. This resulted in a 15.1% decline in the average Associate base for the quarter and a 1.4% decrease for the year.

●	Quarterly EBITDA remained positive, reflecting the company’s ability to navigate market changes. Although quarterly EBITDA decreased nearly 100%, remained positive at $891 pesos (~$44K USD). For the full year, EBITDA landed at -$8,217 pesos (-$458K USD), nearing breakeven point even after absorbing approximately $1M USD in one-time expenses, mostly related to legal settlements. Without these extraordinary expenses, full-year 2024 EBITDA would have been a positive ~$500K USD.

When compared to 2023 on a net income level (factoring in similar costs), the year-over-year variance was -$5K USD or -15%. This demonstrates the underlying strength and potential of the business, with a clear path to profitability as we move past these non-recurring costs.

●	Gross Margin Contraction. Gross margin declined both for the quarter and the full year, falling short of 2023 levels and budget estimates. The primary impact was increased investment in promotions and incentives aimed at boosting average order value within the salesforce.

●	Inventory levels remained elevated at around $3.6M USD. To optimize inventory management, strategic measures have been implemented, including storing excess stock at Jafra’s Queretaro facility and dynamically distributing SKUs as needed to enhance operational efficiency.

2025 Priorities

Consumer Vertical:

●	In tandem with Jafra Mexico’s product and innovation strategies, renovate the core portfolio lines, and launch a strong innovation portfolio.

●	Pricing Strategy: Adjust prices to become more competitive in the Skin Care and Cosmetics categories. Focus on gaining traction and improving performance in these two segments.

●	USA-Mexico trade issues: We are monitoring the possibility of new product import duties that the US Government could impose in Mexican imports, and alert that this could have a negative impact in our sales or profitability, given the fact that +95% of Jafra US products are manufactured in our Queretaro plan in Mexico. While we have options to do third party manufacturing in the USA, we are constantly monitoring the best option available.

Sales Force Vertical:

●	Incentive Program: Roll out a new and enhanced incentive program in Q2 2025 to attract new Associates and strengthen the existing base. In the meantime, focus on increasing sponsorship activity and boosting productivity among current Associates.

●	Digital Catalog on Shopify: Launch a new digital catalog through Shopify in Q1 2025 to improve the user experience and align with modern consumer preferences.

●	Hispanic Market support: Recent political changes have disrupted the Hispanic market in ways that have impacted motivation levels. Because this market is ~85% of the US revenue base, a difficult start to the year is expected. Accordingly, Jafra US is moving to support Hispanic customer and salespeople so both can regain trust, with the aim of supporting growth during the rest of the year.

Appendix

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Final Position

As of December 31, 2024 and 2023

(In Thousands of Mexican Pesos)

	Dec 2024	Dec 2023
Assets
Cash and cash equivalents	296,558	549,730
Trade accounts receivable, net	1,133,093	1,072,455
Accounts receivable from related parties	250	104
Inventories	2,505,093	2,030,533
Prepaid expenses	87,682	77,468
Income tax recoverable	98,265	29,462
Derivative Financial Instruments	108,846	-
Non Current Assets held for sale	40,000	-
Other assets	358,951	230,688
Total current assets	4,628,738	3,990,440
Property, plant and equipment, net	1,801,475	2,910,353
Right of use assets, net	314,023	361,561
Deferred income tax	525,086	527,929
Intangible assets, net	1,570,223	1,649,953
Goodwill	1,599,718	1,599,718
Other assets	14,504	53,757
Total non-current assets	5,825,029	7,103,271
Total assets	10,453,767	11,093,711

Liabilities and Stockholders’ Equity
Short term debt and borrowings	656,084	508,731
Accounts payable to suppliers	2,156,715	1,790,026
Accrued expenses	380,835	306,997
Provisions	748,918	804,748
Value added tax payable	71,192	117,864
Trade accounts payable to related parties	1,237	-
Statutory employee profit sharing	139,255	132,855
Lease liability	110,252	132,839
Derivative financial instruments	-	47,920
Total current liabilities	4,264,488	3,841,980
Employee benefits	128,312	127,150
Deferred income tax	495,117	783,169
Lease liability	234,343	255,882
Long term debt and borrowings	4,168,859	4,622,691
Total non-current liabilities	5,026,631	5,788,892
Total liabilities	9,291,119	9,630,872

Stockholders’ Equity
Capital stock	321,312	321,312
Share premium account	-25,264	-16,370
Retained earnings	892,398	1,178,724
Other comprehensive income	-24,076	-19,194
Non-controlling interest	-1,722	-1,633
Total Stockholders’ Equity	1,162,648	1,462,839
Total Liabilities and Stockholders’ Equity	10,453,767	11,093,711

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended December 31, 2024 and 2023

(In Thousands of Mexican Pesos)

	Q4 2024	Q4 2023	∆%
Net revenue	3,778,468	3,401,692	11.1%
Cost of sales	1,234,902	1,151,204	7.3%
Gross profit	2,543,566	2,250,488	13.0%

Administrative expenses	779,834	482,609	61.6%
Selling expenses	1,090,460	908,624	20.0%
Distribution expenses	174,219	144,666	20.4%
Total expenses	2,044,513	1,535,899	33.1%

Other expenses - Sale of fixed assets	94,692	0	-

Operating income	404,361	714,589	-43.4%

Interest expense	-155,811	-203,642	-23.5%
Interest income	9,264	5,718	62.0%
Unrealized loss in valuation of financial derivative instruments	3,377	-22,641	-114.9%
Foreign exchange gain (loss), net	43,534	-7,657	-668.6%
Financing cost, net	-99,636	-228,222	-56.3%

Income before income taxes	304,725	486,367	-37.3%

Income taxes	79,674	90,869	-12.3%

Net income including minority interest	225,051	395,498	-43.1%
Non-controlling interest loss	254	-307	-182.7%
Net income	225,305	395,191	-43.0%

EBITDA breakdown (Ps. million)
Concept	Q4 2024	Q4 2023	∆%
Net income	225,051	395,498	-43.1%
(+) Income taxes	79,674	90,869	-12.3%
(+) Financing cost, net	99,636	228,222	-56.3%
(+) Depreciation and amortization	105,962	104,895	1.0%
EBITDA	510,323	819,484	-37.7%
EBITDA Margin	13.5%	24.1%
(+) Other expenses - Sale of fixed assets	94,692	-
(+) Impairment of fixed assets	166,581	-
Adjusted EBITDA	771,596	819,484	-5.8%
Adjusted EBITDA Margin	20.4%	24.1%

Net adjusted income breakdown
Concept	Q4 2024	Q4 2023	∆%
Net (loss) income including minority interest	225,051	395,191	-43.1%
(+) Other expenses - Sale of fixed assets	94,692	0	100.0%
(+) Impairment fixed assets	166,581	0	100.0%
(+) Income taxes for the sale of fixed assets	21,283	0	100.0%
(+) Income taxes – deferred	-70,943	0	-100.0%
Net adjusted income	436,664	395,191	10.5%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the twelve-months ended December 31, 2024 and 2023

(In Thousands of Mexican Pesos)

	FY 2024	FY 2023	∆%
Net revenue	14,100,758	13,009,507	8.4%
Cost of sales	4,520,223	4,260,842	6.1%
Gross profit	9,580,535	8,748,665	9.5%

Administrative expenses	2,702,876	2,367,279	14.2%
Selling expenses	3,997,917	3,460,367	15.5%
Distribution expenses	663,812	582,237	14.0%
Total expenses	7,364,605	6,409,883	14.9%

Other expenses - Sale of fixed assets	529,722	0	-

Operating income	1,686,208	2,338,782	-27.9%

Interest expense	-639,705	-827,812	-22.7%
Interest income	22,818	45,056	-49.4%
Unrealized loss in valuation of financial derivative instruments	156,766	-32,591	-581.0%
Foreign exchange gain (loss), net	-45,305	-106,847	-57.6%
Financing cost, net	-505,426	-922,194	-45.2%
	-	-
Income before income taxes	1,180,782	1,416,588	-16.6%

Income taxes	469,260	380,024	23.5%

Net income including minority interest	711,522	1,036,564	-31.4%
Non-controlling interest loss	206	2,723	-92.4%
Net income	711,728	1,039,287	-31.5%

EBITDA breakdown (Ps.  million)

Concept	FY 2024	FY 2023	∆%
Net income	711,522	1,036,564	-31.4%
(+) Income taxes	469,260	380,024	23.5%
(+) Financing cost, net	505,426	922,194	-45.2%
(+) Depreciation and amortization	392,186	382,118	2.6%
EBITDA	2,078,394	2,720,900	-23.6%
EBITDA Margin	14.7%	20.9%
(+) Other expenses - Sale of fixed assets	529,722	-
(+) Impairment of fixed assets	166,581	-
Adjusted EBITDA	2,774,697	2,720,900	2.0%
Adjusted EBITDA Margin	19.7%	20.9%

Net adjusted income breakdown

Concept	FY 2024	FY 2023	∆%
Net (loss) income including minority interest	711,522	1,039,287	-31.5%
(+) Other expenses - Sale of fixed assets	529,722	0	100.0%
(+) Impairment fixed assets	166,581		100.0%
(+) Income taxes for the sale of fixed assets	93,266	0	100.0%
(+) Income taxes – deferred	-281,811	0	-100.0%
Net adjusted income	1,219,280	1,039,287	17.3%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the twelve-months ended December 31, 2024 and 2023

(In Thousands of Mexican Pesos)

	FY 2024	FY 2023
Cash flows from operating activities:
Profit for the period	711,522	1,036,564

Adjustments for:
Income tax expense recognized in profit of the year	469,260	380,024
Depreciation and amortization of non-current assets	392,186	382,118
Impairment of fix assest	166,581
Interest income recognized in profit or loss	-22,818	-45,056
Interest expense recognized in profit or loss	639,705	827,812
Unrealized loss in valuation of financial derivative instruments	-156,766	32,591
Share-based payment expense	-8,894	4,188
Gain on disposal of equipment	767,226	-1,460
Currency effect	-16,711	-4,349
Movements in not- controlling interest	117	-93
Other gains and losses		-
Movements in working capital:
Trade accounts receivable	-60,638	-101,393
Trade accounts receivable from related parties	-146	-43
Inventory, net	-470,959	92,136
Prepaid expenses and other assets	-105,319	-84,826
Accounts payable to suppliers and accrued expenses	420,193	423,104
Provisions	-55,830	3,589
Value added tax payable	-47,169	28,722
Statutory employee profit sharing	6,400	-2,443
Trade accounts payable to related parties	1,237	-96,859
Income taxes paid	-819,247	-474,941
Employee benefits	13,822	-32,606
Net cash generated by operating activities	1,823,752	2,366,779

Cash flows from investing activities:
Investment in subsidiaries	-	-
Payments for property, plant and equipment, net	-222,327	-131,066
Proceeds from disposal of property, plant and equipment, net	167,601	20,682
Interest received	22,818	45,056
Net cash (used) generated in investing activities	-31,908	-65,328

Cash flows from financing activities:
Repayment of borrowings	-3,135,500	-7,633,715
Proceeds from borrowings	2,843,000	6,498,994
Interest paid	-603,391	-652,313
Bond issuance costs		-8,355
Lease payment	-151,071	-123,241
Share repurchases	-	-
Dividends paid	-998,054	-648,735
Net cash used in financing activities	-2,045,016	-2,567,365
Net decrease in cash and cash equivalents	-253,172	-265,914
Cash and cash equivalents at the beginning of the period	549,730	815,644
Cash and cash equivalents at the end of the period	296,558	549,730

Key Operating Metrics

Betterware Mexico

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Associates
Avg. Base	768,042	756,250	716,645	713,144	694,277	693,666
EOP Base	759,310	741,170	724,707	699,033	700,893	674,654
Monthly Activity Rate	65.2%	66.0%	67.7%	66.4%	66.3%	64.8%
Avg. Monthly Order	$1,823	$1,959	$2,052	$2,027	$2,034	$2,158
Monthly Growth Rate	15.7%	14.9%	15.1%	13.8%	15.7%	14.3%
Monthly Churn Rate	15.5%	15.7%	15.8%	15.0%	15.6%	15.6%
Distributors
Avg. Base	42,551	42,369	42,886	44,953	44,639	43,585
EOP Base	41,932	41,825	44,482	45,009	43,939	42,608
Monthly Activity Rate	97.9%	98.1%	98.5%	98.0%	98.0%	96.7%
Avg. Monthly Order	$21,944	$23,518	$23,582	$21,669	$21,531	$22,945
Monthly Growth Rate	10.4%	9.9%	11.8%	11.4%	10.4%	8.7%
Monthly Churn Rate	10.4%	10.0%	9.7%	11.0%	11.2%	10.3%

Jafra Mexico

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Associates
Avg. Base	414,968	461,712	469,290	432,450	403,340	476,211
EOP Base	422,956	467,736	451,692	419,931	421,073	480,532
Monthly Activity Rate	52.2%	52.9%	53.7%	50.50%	51.6%	49.9%
Avg. Monthly Order	$2,088	$2,181	$2,238	$2,284	$2,347	$2,439
Monthly Growth Rate	10.5%	11.5%	9.5%	8.4%	12.0%	13.2%
Monthly Churn Rate	10.6%	8.3%	10.6%	10.8%	11.9%	8.6%
Distributors
Avg. Base	18,553	18,576	18,927	19,073	18,823	18,889
EOP Base	18,555	18,719	19,159	19,035	18,722	19,093
Monthly Activity Rate	94.0%	95.3%	96.0%	93.10%	93.2%	94.6%
Avg. Monthly Order	$2,236	$2,624	$2,396	$2,693	$2,694	$2,758
Monthly Growth Rate	1.1%	1.4%	1.6%	0.7%	0.9%	1.8%
Monthly Churn Rate	1.4%	1.1%	0.8%	0.8%	1.5%	1.1%

Jafra US

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Associates
Avg. Base	29,608	31,268	29,506	30,864	30,150	26,540
EOP Base	30,489	31,117	29,470	31,026	29,103	25,272
Monthly Activity Rate	45.1%	43.8%	42.4%	46.7%	41.6%	44.5%
Avg. Monthly Order (USD)	$228	$231	$223	$232	$233	$248
Monthly Growth Rate	14.5%	12.5%	11.3%	14.4%	11.2%	10.0%
Monthly Churn Rate	13.8%	11.5%	13.1%	12.5%	13.7%	14.7%
Distributors
Avg. Base	1,642	1,782	1,728	1,726	1,774	1,786
EOP Base	1,645	1,793	1,674	1,766	1,772	1,638
Monthly Activity Rate	90.4%	90.2%	88.3%	90.7%	87.5%	85.5%
Avg. Monthly Order (USD)	$217	$215	$217	$229	$233	$219
Monthly Growth Rate	6.3%	7.9%	4.6%	8.5%	5.8%	2.7%
Monthly Churn Rate	8.4%	5.0%	6.9%	6.7%	5.7%	5.0%

Key Financial Metrics

Consolidated

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Net Revenue	$3,123,507	$3,401,692	$3,602,503	$3,389,393	$3,330,394	$3,778,468
Gross Margin	70.2%	70.0%	73.6%	72.2%	71.2%	67.3%
EBITDA	$529,424	$819,484	$755,390	$656,136	$591,575	$771,596
EBITDA Margin	16.9%	24.1%	21.0%	19.4%	17.8%	20.4%
Net Income	$197,307	$395,498	$295,263	$303,745	$183,608	$436,664
Free Cash Flow	$1,599,274	$2,256,395	$180,217	$522,210	$1,235,471	$1,769,026

Betterware Mexico

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Net Revenue	$1,420,739	$1,472,480	$1,555,027	$1,476,375	$1,465,577	$1,494,855
Gross Margin	56.2%	50.2%	60.00%	56.4%	54.8%	57.2%
EBITDA	$328,295	$250,342	$382,107	$304,467	$279,889	$330,075
EBITDA Margin	23.1%	17.0%	24.60%	20.6%	19.1%	22.1%

Jafra Mexico

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Net Revenue	$1,486,816	$1,668,956	$1,849,996	$1,671,137	$1,623,697	$2,038,993
Gross Margin	83.0%	86.5%	85.00%	86.0%	85.7%	74.1%
EBITDA	$207,985	$532,780	$383,120	$344,478	$318,148	$440,630
EBITDA Margin	14.0%	31.9%	20.70%	20.6%	19.6%	21.6%

Jafra US

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Net Revenue	$215,952	$260,256	$197,480	$241,881	$241,120	$244,620
Gross Margin	74.1%	74.4%	74.00%	73.6%	73.3%	73.1%
EBITDA	$(8,138)	$37,033	$(9,838)	$7,192	$(6,462)	$891
EBITDA Margin	(3.2)%	14.0%	(5.00)%	3.0%	-2.7%	0.4%

Restated Financial Statements

Profit & Loss

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q3 2024	Q3 2024	Q3 2024	Q3 2024
Net revenue	3,330,394	3,330,394	-	0.0%
Cost of sales	1,103,468	959,135	144,333	15.0%
Gross profit	2,226,926	2,371,259	-144,333	-6.0%
Administrative expenses	649,765	792,483	-142,718	-18.0%
Selling expenses	928,707	928,707	-	0.0%
Distribution expenses	152,281	155,992	-3,711	-2.0%
Total expenses	1,730,753	1,877,182	-146,429	-8.0%
Divestment of subsidiaries	-	-	-
Other expenses	435,030	435,030	-	0.0%
Operating income	61,143	59,047	2,096	4.0%
Interest expense	-159,087	-161,352	2,265	-1.0%
Interest income	2,751	2,751	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	82,876	82,876	-	0.0%
Foreign exchange loss, net	-27,586	-27,586	-	0.0%
Financing cost, net	-101,046	-103,311	2,265	-2.0%
Income before income taxes	-39,903	-44,264	4,361	-10.0%
Income taxes	72,634	71,326	1,308	2.0%
Net income including minority interest	-112,537	-115,590	3,053	-3.0%
Non-controlling interest loss	-24	-24	-	0.0%
Net income	-112,561	-115,614	3,053	-3.0%

	Q3 2024	Q3 2024	Q3 2024	∆%
EBITDA	156,545	156,545	-	0.0%
EBITDA Adjusted	591,575	591,575	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q2 2024	Q2 2024	Q2 2024	Q2 2024
Net revenue	3,389,393	3,389,393	-	0.0%
Cost of sales	1,090,859	940,918	149,941	16.0%
Gross profit	2,298,534	2,448,475	-149,941	-6.0%
Administrative expenses	624,356	772,840	-148,484	-19.0%
Selling expenses	950,176	950,176	-	0.0%
Distribution expenses	164,030	167,582	-3,552	-2.0%
Total expenses	1,738,562	1,890,598	-152,036	-8.0%
Divestment of subsidiaries	-	-	-
Other expenses	-	-	-
Operating income	559,972	557,877	2,095	0.0%
Interest expense	-161,137	-163,402	2,265	-1.0%
Interest income	4,134	4,134	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	95,295	95,295	-	0.0%
Foreign exchange loss, net	-40,212	-40,212	-	0.0%
Financing cost, net	-101,920	-104,185	2,265	-2.0%
Income before income taxes	458,052	453,692	4,360	1.0%
Income taxes	154,307	152,999	1,308	1.0%
Net income including minority interest	303,745	300,693	3,052	1.0%
Non-controlling interest loss	75	75	-	0.0%
Net income	303,820	300,768	3,052	1.0%

	Q2 2024	Q2 2024	Q2 2024	∆%
EBITDA	656,136	656,136	-	0.0%
EBITDA Adjusted	656,136	656,136	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q1 2024	Q1 2024	Q1 2024	Q1 2024
Net revenue	3,602,503	3,602,503	-	0.0%
Cost of sales	1,090,994	951,555	139,439	15.0%
Gross profit	2,511,509	2,650,948	-139,439	-5.0%
Administrative expenses	648,921	785,616	-136,695	-17.0%
Selling expenses	1,028,574	1,028,574	-	0.0%
Distribution expenses	173,282	176,725	-3,443	-2.0%
Total expenses	1,850,777	1,990,915	-140,138	-7.0%
Divestment of subsidiaries	-	-	-
Other expenses	-	-	-
Operating income	660,732	660,033	699	0.0%
Interest expense	-163,670	-164,425	755	0.0%
Interest income	6,669	6,669	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	-24,782	-24,782	-	0.0%
Foreign exchange loss, net	-21,041	-21,041	-	0.0%
Financing cost, net	-202,824	-203,579	755	0.0%
Income before income taxes	457,908	456,454	1,454	0.0%
Income taxes	162,645	162,209	436	0.0%
Net income including minority interest	295,263	294,245	1,018	0.0%
Non-controlling interest loss	-99	-99	-	0.0%
Net income	295,164	294,146	1,018	0.0%

	Q1 2024	Q1 2024	Q1 2024	∆%
EBITDA	755,390	755,390	-	0.0%
EBITDA Adjusted	755,390	755,390	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Total 2024	Total 2024	Total 2024	Total 2024
Net revenue	14,100,758	14,100,758	-	0.0%
Cost of sales	4,520,223	4,086,510	433,713	11.0%
Gross profit	9,580,535	10,014,248	-433,713	-4.0%
Administrative expenses	2,702,876	3,130,773	-427,897	-14.0%
Selling expenses	3,997,917	3,997,917	-	0.0%
Distribution expenses	663,812	674,518	-10,706	-2.0%
Total expenses	7,364,605	7,803,208	-438,603	-6.0%
Divestment of subsidiaries	-	-	-
Other expenses	529,722	529,722	-
Operating income	1,686,208	1,681,318	4,890	0.0%
Interest expense	-639,705	-644,990	5,285	-1.0%
Interest income	22,818	22,818	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	156,766	156,766	-	0.0%
Foreign exchange loss, net	-45,305	-45,305	-	0.0%
Financing cost, net	-505,426	-510,711	5,285	-1.0%
Income before income taxes	1,180,782	1,170,607	10,175	1.0%
Income taxes	469,260	466,208	3,052	1.0%
Net income including minority interest	711,522	704,399	7,123	1.0%
Non-controlling interest loss	206	206	-	0.0%
Net income	711,728	704,605	7,123	1.0%

	Total 2024	Total 2024	Total 2024	∆%
EBITDA	2,078,394	2,078,394	-	0.0%
EBITDA Adjusted	2,774,697	2,774,697	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q4 2023	Q4 2023	Q4 2023	Q4 2023
Net revenue	3,401,692	3,401,692	-	0.0%
Cost of sales	1,151,204	1,021,872	129,332	13.0%
Gross profit	2,250,488	2,379,820	-129,332	-5.0%
Administrative expenses	482,609	601,510	-118,901	-20.0%
Selling expenses	908,624	908,624	-	0.0%
Distribution expenses	144,666	147,719	-3,053	-2.0%
Total expenses	1,535,899	1,657,853	-121,954	-7.0%
Divestment of subsidiaries	-	-	-
Other expenses	-	-	-
Operating income	714,589	721,967	-7,378	-1.0%
Interest expense	-203,642	-195,432	-8,210	4.0%
Interest income	5,718	5,718	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	-22,641	-22,641	-	0.0%
Foreign exchange loss, net	-7,657	-7,657	-	0.0%
Financing cost, net	-228,222	-220,012	-8,210	4.0%
Income before income taxes	486,367	501,955	-15,588	-3.0%
Income taxes	90,869	95,545	-4,676	-5.0%
Net income including minority interest	395,498	406,410	-10,912	-3.0%
Non-controlling interest loss	-307	-307	-	0.0%
Net income	395,191	406,103	-10,912	-3.0%

	Q4 2023	Q4 2023	Q4 2023	∆%
EBITDA	819,484	819,484	-	0.0%
EBITDA Adjusted	819,484	819,484	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q3 2023	Q3 2023	Q3 2023	Q3 2023
Net revenue	3,123,507	3,123,507	-	0.0%
Cost of sales	1,092,055	930,636	161,419	17.0%
Gross profit	2,031,452	2,192,871	-161,419	-7.0%
Administrative expenses	581,097	739,928	-158,831	-21.0%
Selling expenses	867,743	867,743	-	0.0%
Distribution expenses	144,319	147,089	-2,770	-2.0%
Total expenses	1,593,159	1,754,760	-161,601	-9.0%
Divestment of subsidiaries	-	-	-
Other expenses	-	-	-
Operating income	438,293	438,111	182	0.0%
Interest expense	-207,286	-207,722	436	0.0%
Interest income	11,850	11,850	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	54,787	54,787	-	0.0%
Foreign exchange loss, net	-50,082	-50,082	-	0.0%
Financing cost, net	-190,731	-191,167	436	0.0%
Income before income taxes	247,562	246,944	618	0.0%
Income taxes	50,255	50,070	185	0.0%
Net income including minority interest	197,307	196,874	433	0.0%
Non-controlling interest loss	117	117	-	0.0%
Net income	197,424	196,991	433	0.0%

	Q3 2023	Q3 2023	Q3 2023	∆%
EBITDA	529,424	529,424	-	0.0%
EBITDA Adjusted	529,424	529,424	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q2 2023	Q2 2023	Q2 2023	Q2 2023
Net revenue	3,220,097	3,220,097	-	0.0%
Cost of sales	996,989	860,763	136,226	16.0%
Gross profit	2,223,108	2,359,334	-136,226	-6.0%
Administrative expenses	609,232	742,747	-133,515	-18.0%
Selling expenses	838,525	838,525	-	0.0%
Distribution expenses	150,266	153,189	-2,923	-2.0%
Total expenses	1,598,023	1,734,461	-136,438	-8.0%
Divestment of subsidiaries	-	-	-
Other expenses	-	-	-
Operating income	625,085	624,873	212	0.0%
Interest expense	-205,949	-206,173	224	0.0%
Interest income	14,994	14,994	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	-14,521	-14,521	-	0.0%
Foreign exchange loss, net	-38,535	-38,535	-	0.0%
Financing cost, net	-244,011	-244,235	224	0.0%
Income before income taxes	381,074	380,638	436	0.0%
Income taxes	125,543	125,412	131	0.0%
Net income including minority interest	255,531	255,226	305	0.0%
Non-controlling interest loss	3,145	3,145	-	0.0%
Net income	258,676	258,371	305	0.0%

	Q2 2023	Q2 2023	Q2 2023	∆%
EBITDA	717,433	717,433	-	0.0%
EBITDA Adjusted	717,433	717,433	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q1 2023	Q1 2023	Q1 2023	Q1 2023
Net revenue	3,264,211	3,264,211	-	0.0%
Cost of sales	1,020,594	887,984	132,610	15.0%
Gross profit	2,243,617	2,376,227	-132,610	-6.0%
Administrative expenses	694,341	824,760	-130,419	-16.0%
Selling expenses	845,475	845,475	-	0.0%
Distribution expenses	142,986	145,177	-2,191	-2.0%
Total expenses	1,682,802	1,815,412	-132,610	-7.0%
Divestment of subsidiaries	-		-
Other expenses	-	-	-
Operating income	560,815	560,815	-	0.0%
Interest expense	-210,935	-210,935	-	0.0%
Interest income	12,494	12,494	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	-50,216	-50,216	-	0.0%
Foreign exchange loss, net	-10,573	-10,573	-	0.0%
Financing cost, net	-259,230	-259,230	-	0.0%
Income before income taxes	301,585	301,585	-	0.0%
Income taxes	113,357	113,357	-	0.0%
Net income including minority interest	188,228	188,228	-	0.0%
Non-controlling interest loss	-232	-232	-	0.0%
Net income	187,996	187,996	-	0.0%

	Q1 2023	Q1 2023	Q1 2023	∆%
EBITDA	654,559	654,559	-	0.0%
EBITDA Adjusted	654,559	654,559	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Total 2023	Total 2023	Total 2023	Total 2023
Net revenue	13,009,507	13,009,507	-	0.0%
Cost of sales	4,260,842	3,701,255	559,587	15.0%
Gross profit	8,748,665	9,308,252	-559,587	-6.0%
Administrative expenses	2,367,279	2,908,945	-541,666	-19.0%
Selling expenses	3,460,367	3,460,367	-	0.0%
Distribution expenses	582,237	593,174	-10,937	-2.0%
Total expenses	6,409,883	6,962,486	-552,603	-8.0%
Divestment of subsidiaries			-
Other expenses	-	-	-
Operating income	2,338,782	2,345,766	-6,984	0.0%
Interest expense	-827,812	-820,262	-7,550	1.0%
Interest income	45,056	45,056	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	-32,591	-32,591	-	0.0%
Foreign exchange loss, net	-106,847	-106,847	-	0.0%
Financing cost, net	-922,194	-914,644	-7,550	1.0%
Income before income taxes	1,416,588	1,431,122	-14,534	-1.0%
Income taxes	380,024	384,384	-4,360	-1.0%
Net income including minority interest	1,036,564	1,046,738	-10,174	-1.0%
Non-controlling interest loss	2,723	2,723	-	0.0%
Net income	1,039,287	1,049,461	-10,174	-1.0%

	Total 2023	Total 2023	Total 2023	∆%
EBITDA	2,720,900	2,720,900	-	0.0%
EBITDA Adjusted	2,720,900	2,720,900	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q4 2022	Q4 2022	Q4 2022	Q4 2022
Net revenue	3,232,460	3,232,460	-	0.0%
Cost of sales	1,082,788	955,398	127,390	13.0%
Gross profit	2,149,672	2,277,062	-127,390	-6.0%
Administrative expenses	674,098	799,416	-125,318	-16.0%
Selling expenses	910,236	910,236	-	0.0%
Distribution expenses	87,260	89,332	-2,072	-2.0%
Total expenses	1,671,594	1,798,984	-127,390	-7.0%
Divestment of subsidiaries	-5,251	-5,251	-
Other expenses	-	-	-
Operating income	472,827	472,827	-	0.0%
Interest expense	-197,869	-197,869	-	0.0%
Interest income	5,906	5,906	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	14,597	14,597	-	0.0%
Foreign exchange loss, net	-32,817	-32,817	-	0.0%
Financing cost, net	-210,183	-210,183	-	0.0%
Income before income taxes	262,644	262,644	-	0.0%
Income taxes	13,090	13,090	-	0.0%
Net income including minority interest	249,554	249,554	-	0.0%
Non-controlling interest loss	394	394	-	0.0%
Net income	249,948	249,948	-	0.0%

	Q4 2022	Q4 2022	Q4 2022	∆%
EBITDA	599,342	599,342	-	0.0%
EBITDA Adjusted	599,342	599,342	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q3 2022	Q3 2022	Q3 2022	Q3 2022
Net revenue	3,171,289	3,171,289	-	0.0%
Cost of sales	1,131,221	983,549	147,672	15.0%
Gross profit	2,040,068	2,187,740	-147,672	-7.0%
Administrative expenses	562,904	708,542	-145,638	-21.0%
Selling expenses	859,266	859,266	-	0.0%
Distribution expenses	155,934	157,968	-2,034	-1.0%
Total expenses	1,578,104	1,725,776	-147,672	-9.0%
Divestment of subsidiaries	-	-	-
Other expenses	-	-	-
Operating income	461,964	461,964	-	0.0%
Interest expense	-184,872	-184,872	-	0.0%
Interest income	7,070	7,070	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	12,978	12,978	-	0.0%
Foreign exchange loss, net	-25,503	-25,503	-	0.0%
Financing cost, net	-190,327	-190,327	-	0.0%
Income before income taxes	271,637	271,637	-	0.0%
Income taxes	220,098	220,098	-	0.0%
Net income including minority interest	51,539	51,539	-	0.0%
Non-controlling interest loss	414	414	-	0.0%
Net income	51,953	51,953	-	0.0%

	Q3 2022	Q3 2022	Q3 2022	∆%
EBITDA	534,930	534,930	-	0.0%
EBITDA Adjusted	534,930	534,930	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q2 2022	Q2 2022	Q2 2022	Q2 2022
Net revenue	3,243,604	3,243,604	-	0.0%
Cost of sales	1,115,710	986,294	129,416	13.0%
Gross profit	2,127,894	2,257,310	-129,416	-6.0%
Administrative expenses	641,678	769,034	-127,356	-17.0%
Selling expenses	781,476	781,476	-	0.0%
Distribution expenses	156,078	158,138	-2,060	-1.0%
Total expenses	1,579,232	1,708,648	-129,416	-8.0%
Divestment of subsidiaries	-	-	-
Other expenses	-	-	-
Operating income	548,662	548,662	-	0.0%
Interest expense	-131,163	-131,163	-	0.0%
Interest income	10,301	10,301	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	28,315	28,315	-	0.0%
Foreign exchange loss, net	-31,888	-31,888	-	0.0%
Financing cost, net	-124,435	-124,435	-	0.0%
Income before income taxes	424,227	424,227	-	0.0%
Income taxes	135,122	135,122	-	0.0%
Net income including minority interest	289,105	289,105	-	0.0%
Non-controlling interest loss	317	317	-	0.0%
Net income	289,422	289,422	-	0.0%

	Q2 2022	Q2 2022	Q2 2022	∆%
EBITDA	615,266	615,266	-	0.0%
EBITDA Adjusted	615,266	615,266	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q1 2022	Q1 2022	Q1 2022	Q1 2022
Net revenue	1,860,196	1,860,196	-	0.0%
Cost of sales	653,852	653,852	-	0.0%
Gross profit	1,206,344	1,206,344	-	0.0%
Administrative expenses	319,650	319,650	-	0.0%
Selling expenses	257,052	257,052	-	0.0%
Distribution expenses	68,078	68,078	-	0.0%
Total expenses	644,780	644,780	-	0.0%
Divestment of subsidiaries	-16,611	-16,611	-
Other expenses	-	-	-
Operating income	544,953	544,953	-	0.0%
Interest expense	-29,417	-29,417	-	0.0%
Interest income	5,412	5,412	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	-99,412	-99,412	-	0.0%
Foreign exchange loss, net	6,840	6,840	-	0.0%
Financing cost, net	-116,577	-116,577	-	0.0%
Income before income taxes	428,376	428,376	-	0.0%
Income taxes	148,610	148,610	-	0.0%
Net income including minority interest	279,766	279,766	-	0.0%
Non-controlling interest loss	1,468	1,468	-	0.0%
Net income	281,234	281,234	-	0.0%

	Q1 2022	Q1 2022	Q1 2022	∆%
EBITDA	566,570	566,570	-	0.0%
EBITDA Adjusted	566,570	566,570	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Total 2022	Total 2022	Total 2022	∆%
Net revenue	11,507,549	11,507,549	-	0.0%
Cost of sales	3,983,571	3,579,093	404,478	11.3%
Gross profit	7,523,978	7,928,456	-404,478	-5.1%
Administrative expenses	2,198,330	2,596,642	-398,312	-15.3%
Selling expenses	2,808,030	2,808,030	-	0.0%
Distribution expenses	467,350	473,516	-6,166	-1.3%
Total expenses	5,473,710	5,878,188	-404,478	-6.9%
Divestment of subsidiaries	-21,862	-21,862	-	0.0%
Other expenses	-	-	-	0.0%
Operating income	2,028,406	2,028,406	-	0.0%
Interest expense	-543,321	-543,321	-	0.0%
Interest income	28,689	28,689	-	0.0%
Unrealized gain (loss) in valuation of financial derivative instruments	-43,522	-43,522	-	0.0%
Foreign exchange loss, net	-83,368	-83,368	-	0.0%
Financing cost, net	-641,522	-641,522	-	0.0%
Income before income taxes	1,386,884	1,386,884	-	0.0%
Income taxes	516,920	516,920	-	0.0%
Net income including minority interest	869,964	869,964	-	0.0%
Non-controlling interest loss	2,593	2,593	-	0.0%
Net income	872,557	872,557	-	0.0%

	Total 2022	Total 2022	Total 2022	∆%
EBITDA	2,316,108	2,316,108	-	0.0%
EBITDA Adjusted	2,316,108	2,316,108	-	0.0%

Balance Sheet

Balance Sheet Statement

	As restated	Previously presented	Adjustment	∆%
	Sep 2024	Sep 2024	Sep 2024	Sep 2024
Assets
Cash and cash equivalents	316,378	316,378	-	0.0%
Trade accounts receivable, net	1,200,117	1,200,117	-	0.0%
Accounts receivable from related parties	2,407	2,407	-	0.0%
Inventories	2,504,370	2,504,370	-	0.0%
Prepaid expenses	100,303	100,303	-	0.0%
Income tax recoverable	67,701	67,701	-	0.0%
Value added tax receivable	-		-	0.0%
Derivative financial instruments	105,469	105,469	-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	421,875	421,875	-	0.0%
Total current assets	4,718,620	4,718,620	-	0.0%
Property, plant and equipment, net	2,121,418	2,121,418	-	0.0%
Right of use assets, net	291,960	294,056	-2,096	-0.7%
Deferred income tax	524,876	523,568	1,308	0.2%
Investment in subsidiaries	-	-	-	0.0%
Intangible assets, net	1,590,916	1,590,916	-	0.0%
Goodwill	1,599,718	1,599,718	-	0.0%
Other assets	14,387	14,387	-	0.0%
Total non-current assets	6,143,275	6,144,063	-788	0.0%
Total assets	10,861,895	10,862,683	-788	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	618,279	618,279	-	0.0%
Accounts payable to suppliers	2,372,500	2,372,500	-	0.0%
Accrued expenses	410,253	410,253	-	0.0%
Provisions	778,992	778,992	-	0.0%
Income tax payable	-	-	-	0.0%
Value added tax payable	44,614	44,614	-	0.0%
Trade accounts payable to related parties	20	20	-	0.0%
Statutory employee profit sharing	86,885	86,885	-	0.0%
Lease liability	109,873	107,609	2,264	2.1%
Derivative financial instruments	-	-	-	0.0%
Total current liabilities	4,421,416	4,419,152	2,264	0.0%
Employee benefits	139,701	139,701	-	0.0%
Derivative financial instruments	-		-	0.0%
Deferred income tax	572,301	572,301	-	0.0%
Lease liability	214,098	214,098	-	0.0%
Long term debt and borrowings	4,334,713	4,334,713	-	0.0%
Total non-current liabilities	5,260,813	5,260,813	-	0.0%
Total liabilities	9,682,229	9,679,965	2,264	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-25,264	-25,264	-	0.0%
Retained earnings	916,606	919,658	-3,052	-0.3%
Other comprehensive income	-31,508	-31,508	-	0.0%
Non-controlling interest	-1,480	-1,480	-	0.0%
Total Stockholders’ Equity	1,179,666	1,182,718	-3,052	0.0%
Total Liabilities and Stockholders’ Equity	10,861,895	10,862,683	-788	0.0%

Balance Sheet Statement

	As restated	Previously presented	Adjustment	∆%
	Jun 2024	Jun 2024	Jun 2024	Jun 2024
Assets
Cash and cash equivalents	423,246	423,246	-	0.0%
Trade accounts receivable, net	1,082,224	1,082,224	-	0.0%
Accounts receivable from related parties	542	542	-	0.0%
Inventories	2,062,733	2,062,733	-	0.0%
Prepaid expenses	137,214	137,214	-	0.0%
Income tax recoverable	137,936	137,936	-	0.0%
Value added tax receivable	-	-	-	0.0%
Derivative financial instruments	22,593	22,593	-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	121,204	121,204	-	0.0%
Total current assets	3,987,692	3,987,692	-	0.0%
Property, plant and equipment, net	2,919,620	2,919,620	-	0.0%
Right of use assets, net	315,701	319,892	-4,191	-1.3%
Deferred income tax	526,184	523,568	2,616	0.5%
Investment in subsidiaries	-	-	-	0.0%
Intangible assets, net	1,610,915	1,610,915	-	0.0%
Goodwill	1,599,718	1,599,718	-	0.0%
Other assets	56,888	56,888	-	0.0%
Total non-current assets	7,029,026	7,030,601	-1,575	0.0%
Total assets	11,016,718	11,018,293	-1,575	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	589,478	589,478	-	0.0%
Accounts payable to suppliers	1,949,182	1,949,182	-	0.0%
Accrued expenses	358,363	358,363	-	0.0%
Provisions	709,902	709,902	-	0.0%
Income tax payable	-		-	0.0%
Value added tax payable	92,532	92,532	-	0.0%
Trade accounts payable to related parties	47,412	47,412	-	0.0%
Statutory employee profit sharing	-	-	-	0.0%
Lease liability	117,797	113,267	4,530	4.0%
Derivative financial instruments	-		-	0.0%
Total current liabilities	3,864,666	3,860,136	4,530	0.0%
Employee benefits	133,626	133,626	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Deferred income tax	783,169	783,169	-	0.0%
Lease liability	230,721	230,721	-	0.0%
Long term debt and borrowings	4,455,638	4,455,638	-	0.0%
Total non-current liabilities	5,603,154	5,603,154	-	0.0%
Total liabilities	9,467,820	9,463,290	4,530	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-25,264	-25,264	-	0.0%
Retained earnings	1,278,680	1,284,785	-6,105	-0.5%
Other comprehensive income	-24,275	-24,275	-	0.0%
Non-controlling interest	-1,555	-1,555	-	0.0%
Total Stockholders’ Equity	1,548,898	1,555,003	-6,105	0.0%
Total Liabilities and Stockholders’ Equity	11,016,718	11,018,293	-1,575	0.0%

Balance Sheet Statement

	As restated	Previously presented	Adjustment	∆%
	Mar 2024	Mar 2024	Mar 2024	Mar 2024
Assets
Cash and cash equivalents	425,177	425,177	-	0.0%
Trade accounts receivable, net	1,198,708	1,198,708	-	0.0%
Accounts receivable from related parties	163	163	-	0.0%
Inventories	1,871,274	1,871,274	-	0.0%
Prepaid expenses	133,877	133,877	-	0.0%
Income tax recoverable	127,101	127,101	-	0.0%
Value added tax receivable	-	-	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	164,260	164,260	-	0.0%
Total current assets	3,920,560	3,920,560	-	0.0%
Property, plant and equipment, net	2,889,521	2,889,521	-	0.0%
Right of use assets, net	337,260	343,547	-6,287	-1.8%
Deferred income tax	441,888	437,964	3,924	0.9%
Investment in subsidiaries	-	-	-	0.0%
Intangible assets, net	1,628,036	1,628,036	-	0.0%
Goodwill	1,599,718	1,599,718	-	0.0%
Other assets	53,388	53,388	-	0.0%
Total non-current assets	6,949,811	6,952,174	-2,363	0.0%
Total assets	10,870,371	10,872,734	-2,363	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	539,195	539,195	-	0.0%
Accounts payable to suppliers	1,670,630	1,670,630	-	0.0%
Accrued expenses	295,535	295,535	-	0.0%
Provisions	763,260	763,260	-	0.0%
Income tax payable	-	-	-	0.0%
Value added tax payable	133,055	133,055	-	0.0%
Trade accounts payable to related parties	1,152	1,152	-	0.0%
Statutory employee profit sharing	163,278	163,278	-	0.0%
Lease liability	121,605	114,811	6,794	5.9%
Derivative financial instruments	72,701	72,701	-	0.0%
Total current liabilities	3,760,411	3,753,617	6,794	0.0%
Employee benefits	130,585	130,585	-	0.0%
Derivative financial instruments	-		-	0.0%
Deferred income tax	697,565	697,565	-	0.0%
Lease liability	241,976	241,976	-	0.0%
Long term debt and borrowings	4,539,134	4,539,134	-	0.0%
Total non-current liabilities	5,609,260	5,609,260	-	0.0%
Total liabilities	9,369,671	9,362,877	6,794	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-25,264	-25,264	-	0.0%
Retained earnings	1,224,374	1,233,531	-9,157	-0.7%
Other comprehensive income	-18,148	-18,148	-	0.0%
Non-controlling interest	-1,574	-1,574	-	0.0%
Total Stockholders’ Equity	1,500,700	1,509,857	-9,157	-1.0%
Total Liabilities and Stockholders’ Equity	10,870,371	10,872,734	-2,363	0.0%

Balance Sheet Statement

	As restated	Previously presented	Adjustment	∆%
	Dec 2023	Dec 2023	Dec 2023	Dec 2023
Assets
Cash and cash equivalents	549,730	549,730	-	0.0%
Trade accounts receivable, net	1,072,455	1,072,455	-	0.0%
Accounts receivable from related parties	104	104	-	0.0%
Inventories	2,030,533	2,030,533	-	0.0%
Prepaid expenses	77,468	79,115	-1,647	-2.1%
Income tax recoverable	29,462	29,462	-	0.0%
Value added tax receivable	-	-	-	0.0%
Derivative financial instruments	-		-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	230,688	230,688	-	0.0%
Total current assets	3,990,440	3,992,087	-1,647	0.0%
Property, plant and equipment, net	2,910,353	2,910,353	-	0.0%
Right of use assets, net	361,561	358,704	2,857	0.8%
Deferred income tax	527,929	523,568	4,361	0.8%
Investment in subsidiaries	-	-	-	0.0%
Intangible assets, net	1,649,953	1,649,953	-	0.0%
Goodwill	1,599,718	1,599,718	-	0.0%
Other assets	53,757	53,757	-	0.0%
Total non-current assets	7,103,271	7,096,053	7,218	0.0%
Total assets	11,093,711	11,088,140	5,571	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	508,731	508,731	-	0.0%
Accounts payable to suppliers	1,790,026	1,790,026	-	0.0%
Accrued expenses	306,997	306,997	-	0.0%
Provisions	804,748	804,748	-	0.0%
Income tax payable	-	-	-	0.0%
Value added tax payable	117,864	117,864	-	0.0%
Trade accounts payable to related parties	-	-	-	0.0%
Statutory employee profit sharing	132,855	132,855	-	0.0%
Lease liability	132,839	117,094	15,745	13.4%
Derivative financial instruments	47,920	47,920	-	0.0%
Total current liabilities	3,841,980	3,826,235	15,745	0.0%
Employee benefits	127,150	127,150	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Deferred income tax	783,169	783,169	-	0.0%
Lease liability	255,882	255,882	-	0.0%
Long term debt and borrowings	4,622,691	4,622,691	-	0.0%
Total non-current liabilities	5,788,892	5,788,892	-	0.0%
Total liabilities	9,630,872	9,615,127	15,745	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-16,370	-16,370	-	0.0%
Retained earnings	1,178,724	1,188,898	-10,174	-0.9%
Other comprehensive income	-19,194	-19,194	-	0.0%
Non-controlling interest	-1,633	-1,633	-	0.0%
Total Stockholders’ Equity	1,462,839	1,473,013	-10,174	-1.0%
Total Liabilities and Stockholders’ Equity	11,093,711	11,088,140	5,571	0.0%

Balance Sheet Statement

	As restated	Previously presented	Adjustment	∆%
	Sep 2023	Sep 2023	Sep 2023	Sep 2023
Assets
Cash and cash equivalents	496,068	496,068	-	0.0%
Trade accounts receivable, net	1,275,837	1,275,837	-	0.0%
Accounts receivable from related parties	48	48	-	0.0%
Inventories	2,178,018	2,178,018	-	0.0%
Prepaid expenses	127,491	129,138	-1,647	-1.3%
Income tax recoverable	112,215	112,215	-	0.0%
Value added tax receivable	-	-	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	177,761	177,761	-	0.0%
Total current assets	4,367,438	4,369,085	-1,647	0.0%
Property, plant and equipment, net	2,877,944	2,877,944	-	0.0%
Right of use assets, net	331,744	339,446	-7,702	-2.3%
Deferred income tax	386,341	386,657	-316	-0.1%
Investment in subsidiaries	-	-	-	0.0%
Intangible assets, net	1,671,845	1,671,845	-	0.0%
Goodwill	1,599,718	1,599,718	-	0.0%
Other assets	53,794	53,794	-	0.0%
Total non-current assets	6,921,386	6,929,404	-8,018	0.0%
Total assets	11,288,824	11,298,489	-9,665	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	600,123	600,123	-	0.0%
Accounts payable to suppliers	1,944,445	1,944,445	-	0.0%
Accrued expenses	391,572	391,572	-	0.0%
Provisions	865,213	865,213	-	0.0%
Income tax payable	-	-	-	0.0%
Value added tax payable	51,905	51,905	-	0.0%
Trade accounts payable to related parties	-		-	0.0%
Statutory employee profit sharing	104,675	104,675	-	0.0%
Lease liability	79,329	87,815	-8,486	-9.7%
Derivative financial instruments	25,279	25,279	-	0.0%
Total current liabilities	4,062,541	4,071,027	-8,486	0.0%
Employee benefits	161,952	161,952	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Deferred income tax	783,169	783,169	-	0.0%
Lease liability	264,594	264,594	-	0.0%
Long term debt and borrowings	4,743,980	4,743,980	-	0.0%
Total non-current liabilities	5,953,695	5,953,695	-	0.0%
Total liabilities	10,016,236	10,024,722	-8,486	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-16,370	-16,370	-	0.0%
Retained earnings	972,995	974,174	-1,179	-0.1%
Other comprehensive income	-3,412	-3,412	-	0.0%
Non-controlling interest	-1,937	-1,937	-	0.0%
Total Stockholders’ Equity	1,272,588	1,273,767	-1,179	0.0%
Total Liabilities and Stockholders’ Equity	11,288,824	11,298,489	-9,665	0.0%

Balance Sheet Statement

	As restated	Previously presented	Adjustment	∆%
	Jun 2023	Jun 2023	Jun 2023	Jun 2023
Assets
Cash and cash equivalents	728,872	728,872	-	0.0%
Trade accounts receivable, net	1,166,267	1,166,267	-	0.0%
Accounts receivable from related parties	30	30	-	0.0%
Inventories	2,021,738	2,021,738	-	0.0%
Prepaid expenses	125,212	126,859	-1,647	-1.3%
Income tax recoverable	213,784	213,784	-	0.0%
Value added tax receivable	-	-	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	163,131	163,131	-	0.0%
Total current assets	4,419,034	4,420,681	-1,647	0.0%
Property, plant and equipment, net	2,902,039	2,902,039	-	0.0%
Right of use assets, net	344,029	357,831	-13,802	-3.9%
Deferred income tax	319,026	319,157	-131	0.0%
Investment in subsidiaries	1,236	1,236	-	0.0%
Intangible assets, net	1,691,781	1,691,781	-	0.0%
Goodwill	1,599,718	1,599,718	-	0.0%
Other assets	50,934	50,934	-	0.0%
Total non-current assets	6,908,763	6,922,696	-13,933	0.0%
Total assets	11,327,797	11,343,377	-15,580	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	754,232	754,232	-	0.0%
Accounts payable to suppliers	1,721,562	1,721,562	-	0.0%
Accrued expenses	357,052	357,052	-	0.0%
Provisions	788,698	788,698	-	0.0%
Income tax payable	-	-	-	0.0%
Value added tax payable	132,688	132,688	-	0.0%
Trade accounts payable to related parties	116,932	116,932	-	0.0%
Statutory employee profit sharing	77,489	77,489	-	0.0%
Lease liability	65,341	79,309	-13,968	-17.6%
Derivative financial instruments	80,066	80,066	-	0.0%
Total current liabilities	4,094,060	4,108,028	-13,968	0.0%
Employee benefits	154,817	154,817	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Deferred income tax	837,672	837,672	-	0.0%
Lease liability	281,447	281,447	-	0.0%
Long term debt and borrowings	4,685,437	4,685,437	-	0.0%
Total non-current liabilities	5,959,373	5,959,373	-	0.0%
Total liabilities	10,053,433	10,067,401	-13,968	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-16,370	-16,370	-	0.0%
Retained earnings	975,182	976,795	-1,613	-0.2%
Other comprehensive income	-3,984	-3,984	-	0.0%
Non-controlling interest	-1,776	-1,776	-	0.0%
Total Stockholders’ Equity	1,274,364	1,275,977	-1,613	0.0%
Total Liabilities and Stockholders’ Equity	11,327,797	11,343,377	-15,580	0.0%

Balance Sheet Statement

	As restated	Previously presented	Adjustment	∆%
	Mar 2023	Mar 2023	Mar 2023	Mar 2023
Assets
Cash and cash equivalents	579,788	579,788	-	0.0%
Trade accounts receivable, net	1,209,278	1,209,278	-	0.0%
Accounts receivable from related parties	12	12	-	0.0%
Inventories	1,845,278	1,845,278	-	0.0%
Prepaid expenses	113,075	113,075	-	0.0%
Income tax recoverable	217,268	217,268	-	0.0%
Value added tax receivable	-	-	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	192,968	192,968	-	0.0%
Total current assets	4,157,667	4,157,667	-	0.0%
Property, plant and equipment, net	2,933,315	2,933,315	-	0.0%
Right of use assets, net	282,343	282,343	-	0.0%
Deferred income tax	319,157	319,157	-	0.0%
Investment in subsidiaries	1,236	1,236	-	0.0%
Intangible assets, net	1,715,686	1,715,686	-	0.0%
Goodwill	1,599,718	1,599,718	-	0.0%
Other assets	44,373	44,373	-	0.0%
Total non-current assets	6,895,828	6,895,828	-	0.0%
Total assets	11,053,495	11,053,495	-	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	761,419	761,419	-	0.0%
Accounts payable to suppliers	1,382,580	1,382,580	-	0.0%
Accrued expenses	280,890	280,890	-	0.0%
Provisions	791,437	791,437	-	0.0%
Income tax payable	-	-	-	0.0%
Value added tax payable	132,192	132,192	-	0.0%
Trade accounts payable to related parties	104,917	104,917	-	0.0%
Statutory employee profit sharing	162,844	162,844	-	0.0%
Lease liability	94,890	94,890	-	0.0%
Derivative financial instruments	65,545	65,545	-	0.0%
Total current liabilities	3,776,714	3,776,714	-	0.0%
Employee benefits	150,876	150,876	-	0.0%
Derivative financial instruments	-		-	0.0%
Deferred income tax	832,239	832,239	-	0.0%
Lease liability	184,731	184,731	-	0.0%
Long term debt and borrowings	4,926,846	4,926,846	-	0.0%
Total non-current liabilities	6,094,692	6,094,692	-	0.0%
Total liabilities	9,871,406	9,871,406	-	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-12,182	-12,182	-	0.0%
Retained earnings	868,132	868,132	-	0.0%
Other comprehensive income	3,470	3,470	-	0.0%
Non-controlling interest	1,357	1,357	-	0.0%
Total Stockholders’ Equity	1,182,089	1,182,089	-	0.0%
Total Liabilities and Stockholders’ Equity	11,053,495	11,053,495	-	0.0%

Balance Sheet Statement

	Not restated	Previously presented	Adjustment	∆%
	Dec 2022	Dec 2022	Dec 2022	Dec 2022
Assets
Cash and cash equivalents	815,644	815,644	-	0.0%
Trade accounts receivable, net	971,063	971,063	-	0.0%
Accounts receivable from related parties	61	61	-	0.0%
Inventories	2,122,670	2,122,670	-	0.0%
Prepaid expenses	52,562	52,562	-	0.0%
Income tax recoverable	204,860	204,860	-	0.0%
Value added tax receivable	-	-	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	188,266	188,266	-	0.0%
Total current assets	4,355,126	4,355,126	-	0.0%
Property, plant and equipment, net	2,973,374	2,973,374	-	0.0%
Right of use assets, net	293,565	293,565	-	0.0%
Deferred income tax	319,157	319,157	-	0.0%
Investment in subsidiaries	1,236	1,236	-	0.0%
Intangible assets, net	1,743,882	1,743,882	-	0.0%
Goodwill	1,599,718	1,599,718	-	0.0%
Other assets	46,675	46,675	-	0.0%
Total non-current assets	6,977,607	6,977,607	-	0.0%
Total assets	11,332,733	11,332,733	-	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	230,419	230,419	-	0.0%
Accounts payable to suppliers	1,371,778	1,371,778	-	0.0%
Accrued expenses	305,588	305,588	-	0.0%
Provisions	793,412	793,412	-	0.0%
Income tax payable	-	-	-	0.0%
Value added tax payable	89,142	89,142	-	0.0%
Trade accounts payable to related parties	96,859	96,859	-	0.0%
Statutory employee profit sharing	135,298	135,298	-	0.0%
Lease liability	85,399	85,399	-	0.0%
Derivative financial instruments	15,329	15,329	-	0.0%
Total current liabilities	3,123,224	3,123,224	-	0.0%
Employee benefits	153,907	153,907	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Deferred income tax	833,557	833,557	-	0.0%
Lease liability	206,509	206,509	-	0.0%
Long term debt and borrowings	5,918,256	5,918,256	-	0.0%
Total non-current liabilities	7,112,229	7,112,229	-	0.0%
Total liabilities	10,235,453	10,235,453	-	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-12,671	-12,671	-	0.0%
Retained earnings	779,941	779,941	-	0.0%
Other comprehensive income	7,515	7,515	-	0.0%
Non-controlling interest	1,183	1,183	-	0.0%
Total Stockholders’ Equity	1,097,280	1,097,280	-	0.0%
Total Liabilities and Stockholders’ Equity	11,332,733	11,332,733	-	0.0%

Balance Sheet Statement

	Not restated	Previously presented	Adjustment	∆%
	Sep 2022	Sep 2022	Sep 2022	Sep 2022
Assets
Cash and cash equivalents	471,585	471,585	-	0.0%
Trade accounts receivable, net	1,219,961	1,219,961	-	0.0%
Accounts receivable from related parties	229	229	-	0.0%
Inventories	2,416,485	2,416,485	-	0.0%
Prepaid expenses	119,208	119,208	-	0.0%
Income tax recoverable	-	-	-	0.0%
Value added tax receivable	-	-	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	552,151	552,151	-	0.0%
Total current assets	4,779,619	4,779,619	-	0.0%
Property, plant and equipment, net	1,815,290	1,815,290	-	0.0%
Right of use assets, net	137,187	137,187	-	0.0%
Deferred income tax	302,651	302,651	-	0.0%
Investment in subsidiaries	1,237	1,237	-	0.0%
Intangible assets, net	665,905	665,905	-	0.0%
Goodwill	3,158,464	3,158,464	-	0.0%
Other assets	116,875	116,875	-	0.0%
Total non-current assets	6,197,609	6,197,609	-	0.0%
Total assets	10,977,228	10,977,228	-	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	642,647	642,647	-	0.0%
Accounts payable to suppliers	1,362,098	1,362,098	-	0.0%
Accrued expenses	393,486	393,486	-	0.0%
Provisions	812,802	812,802	-	0.0%
Income tax payable	168,380	168,380	-	0.0%
Value added tax payable	77,272	77,272	-	0.0%
Trade accounts payable to related parties	120,370	120,370	-	0.0%
Statutory employee profit sharing	103,235	103,235	-	0.0%
Lease liability	103,274	103,274	-	0.0%
Derivative financial instruments	29,926	29,926	-	0.0%
Total current liabilities	3,813,490	3,813,490	-	0.0%
Employee benefits	227,923	227,923	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Deferred income tax	77,744	77,744	-	0.0%
Lease liability	33,190	33,190	-	0.0%
Long term debt and borrowings	5,910,384	5,910,384	-	0.0%
Total non-current liabilities	6,249,241	6,249,241	-	0.0%
Total liabilities	10,062,731	10,062,731	-	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-9,594	-9,594	-	0.0%
Retained earnings	579,994	579,994	-	0.0%
Other comprehensive income	22,037	22,037	-	0.0%
Non-controlling interest	748	748	-	0.0%
Total Stockholders’ Equity	914,497	914,497	-	0.0%
Total Liabilities and Stockholders’ Equity	10,977,228	10,977,228	-	0.0%

Balance Sheet Statement

	Not restated	Previously presented	Adjustment	∆%
	Jun 2022	Jun 2022	Jun 2022	Jun 2022
Assets
Cash and cash equivalents	575,727	575,727	-	0.0%
Trade accounts receivable, net	1,170,038	1,170,038	-	0.0%
Accounts receivable from related parties	6,414	6,414	-	0.0%
Inventories	2,527,583	2,527,583	-	0.0%
Prepaid expenses	149,915	149,915	-	0.0%
Income tax recoverable	-	-	-	0.0%
Value added tax receivable	3,202	3,202	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	502,478	502,478	-	0.0%
Total current assets	4,935,357	4,935,357	-	0.0%
Property, plant and equipment, net	1,848,424	1,848,424	-	0.0%
Right of use assets, net	153,006	153,006	-	0.0%
Deferred income tax	302,651	302,651	-	0.0%
Investment in subsidiaries	1,235	1,235	-	0.0%
Intangible assets, net	670,457	670,457	-	0.0%
Goodwill	3,084,893	3,084,893	-	0.0%
Other assets	121,732	121,732	-	0.0%
Total non-current assets	6,182,398	6,182,398	-	0.0%
Total assets	11,117,755	11,117,755	-	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	679,933	679,933	-	0.0%
Accounts payable to suppliers	1,531,240	1,531,240	-	0.0%
Accrued expenses	333,421	333,421	-	0.0%
Provisions	780,945	780,945	-	0.0%
Income tax payable	88,148	88,148	-	0.0%
Value added tax payable	67,832	67,832	-	0.0%
Trade accounts payable to related parties	120,001	120,001	-	0.0%
Statutory employee profit sharing	73,442	73,442	-	0.0%
Lease liability	114,075	114,075	-	0.0%
Derivative financial instruments	42,904	42,904	-	0.0%
Total current liabilities	3,831,941	3,831,941	-	0.0%
Employee benefits	224,454	224,454	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Deferred income tax	68,326	68,326	-	0.0%
Lease liability	36,891	36,891	-	0.0%
Long term debt and borrowings	5,905,688	5,905,688	-	0.0%
Total non-current liabilities	6,235,359	6,235,359	-	0.0%
Total liabilities	10,067,300	10,067,300	-	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-9,594	-9,594	-	0.0%
Retained earnings	727,651	727,651	-	0.0%
Other comprehensive income	9,879	9,879	-	0.0%
Non-controlling interest	1,207	1,207	-	0.0%
Total Stockholders’ Equity	1,050,455	1,050,455	-	0.0%
Total Liabilities and Stockholders’ Equity	11,117,755	11,117,755	-	0.0%

Balance Sheet Statement

	Not restated	Previously presented	Adjustment	∆%
	Mar 2022	Mar 2022	Mar 2022	Mar 2022
Assets
Cash and cash equivalents	711,625	711,625	-	0.0%
Trade accounts receivable, net	709,945	709,945	-	0.0%
Accounts receivable from related parties	7	7	-	0.0%
Inventories	1,644,619	1,644,619	-	0.0%
Prepaid expenses	70,335	70,335	-	0.0%
Income tax recoverable	-	-	-	0.0%
Value added tax receivable	-	-	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Non current assets held for sale	-	-	-	0.0%
Other assets	56,083	56,083	-	0.0%
Total current assets	3,192,614	3,192,614	-	0.0%
Property, plant and equipment, net	1,092,165	1,092,165	-	0.0%
Right of use assets, net	18,264	18,264	-	0.0%
Deferred income tax	-	-	-	0.0%
Investment in subsidiaries	1,521	1,521	-	0.0%
Intangible assets, net	376,433	376,433	-	0.0%
Goodwill	353,703	353,703	-	0.0%
Other assets	3,229	3,229	-	0.0%
Total non-current assets	1,845,315	1,845,315	-	0.0%
Total assets	5,037,929	5,037,929	-	0.0%
Liabilities and Stockholders’ Equity
Short term debt and borrowings	107,047	107,047	-	0.0%
Accounts payable to suppliers	1,850,080	1,850,080	-	0.0%
Accrued expenses	217,234	217,234	-	0.0%
Provisions	-	-	-	0.0%
Income tax payable	61,290	61,290	-	0.0%
Value added tax payable	12,805	12,805	-	0.0%
Trade accounts payable to related parties	-	-	-	0.0%
Statutory employee profit sharing	67,415	67,415	-	0.0%
Lease liability	7,934	7,934	-	0.0%
Derivative financial instruments	71,219	71,219	-	0.0%
Total current liabilities	2,395,024	2,395,024	-	0.0%
Employee benefits	2,343	2,343	-	0.0%
Derivative financial instruments	-	-	-	0.0%
Deferred income tax	44,949	44,949	-	0.0%
Lease liability	10,575	10,575	-	0.0%
Long term debt and borrowings	1,483,082	1,483,082	-	0.0%
Total non-current liabilities	1,540,949	1,540,949	-	0.0%
Total liabilities	3,935,973	3,935,973	-	0.0%
Stockholders’ Equity
Capital stock	321,312	321,312	-	0.0%
Share premium account	-9,594	-9,594	-	0.0%
Retained earnings	788,228	788,228	-	0.0%
Other comprehensive income	487	487	-	0.0%
Non-controlling interest	1,523	1,523	-	0.0%
Total Stockholders’ Equity	1,101,956	1,101,956	-	0.0%
Total Liabilities and Stockholders’ Equity	5,037,929	5,037,929	-	0.0%

Restated Financial Key Metrics Jafra Mexico

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q3 2024	Q3 2024	Q3 2024	Q3 2024
Net revenue	1,623,697	1,623,697	-	0.0%
Gross profit	1,247,725	1,392,058	-144,333	-10.4%
EBITDA	-116,881	-116,881	-	0.0%
EBITDA Adjusted	318,149	318,149	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q2 2024	Q2 2024	Q22024	Q2 2024
Net revenue	1,671,137	1,671,137	-	0.0%
Gross profit	1,287,123	1,437,064	-149,941	-10.4%
EBITDA	344,477	344,477	-	0.0%
EBITDA Adjusted	344,477	344,477	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q1 2024	Q1 2024	Q1 2024	Q1 2024
Net revenue	1,849,996	1,849,996	-	0.0%
Gross profit	1,432,603	1,572,042	-139,439	-8.9%
EBITDA	383,120	383,120	-	0.0%
EBITDA Adjusted	383,120	383,120	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Total 2024	Total 2024	Total 2024	Total 2024
Net revenue	7,183,823	7,183,823	-	0.0%
Gross profit	5,477,827	5,911,540	-433,713	-7.3%
EBITDA	790,074	790,074	-	0.0%
EBITDA Adjusted	1,486,377	1,486,377	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q4 2023	Q4 2023	Q4 2023	Q4 2023
Net revenue	1,668,956	1,668,956	-	0.0%
Gross profit	1,314,488	1,443,820	-129,332	-9.0%
EBITDA	532,780	532,780	-	0.0%
EBITDA Adjusted	532,780	532,780	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q3 2023	Q3 2023	Q3 2023	Q3 2023
Net revenue	1,486,816	1,486,816	-	0.0%
Gross profit	1,072,510	1,233,929	-161,419	-13.1%
EBITDA	209,329	209,329	-	0.0%
EBITDA Adjusted	209,329	209,329	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q2 2023	Q2 2023	Q2 2023	Q2 2023
Net revenue	1,536,775	1,536,775	-	0.0%
Gross profit	1,144,251	1,280,477	-136,226	-10.6%
EBITDA	268,724	268,724	-	0.0%
EBITDA Adjusted	268,724	268,724	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q1 2023	Q1 2023	Q1 2023	Q1 2023
Net revenue	1,662,405	1,662,405	-	0.0%
Gross profit	1,231,353	1,363,963	-132,610	-9.7%
EBITDA	277,548	277,548	-	0.0%
EBITDA Adjusted	277,548	277,548	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Total 2023	Total 2023	Total 2023	Total 2023
Net revenue	6,354,952	6,354,952	-	0.0%
Gross profit	4,762,602	5,322,189	-559,587	-10.5%
EBITDA	1,287,037	1,287,037	-	0.0%
EBITDA Adjusted	1,287,037	1,287,037	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q4 2022	Q4 2022	Q4 2022	Q4 2022
Net revenue	1,522,363	1,522,363	-	0.0%
Gross profit	1,101,330	1,228,720	-127,390	-10.4%
EBITDA	366,790	366,790	-	0.0%
EBITDA Adjusted	366,790	366,790	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q3 2022	Q3 2022	Q3 2022	Q3 2022
Net revenue	1,333,036	1,333,036	-	0.0%
Gross profit	960,833	1,108,505	-147,672	-13.3%
EBITDA	272,435	272,435	-	0.0%
EBITDA Adjusted	272,435	272,435	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Q2 2022	Q2 2022	Q2 2022	Q2 2022
Net revenue	1,342,721	1,342,721	-	0.0%
Gross profit	970,863	1,100,279	-129,416	-11.8%
EBITDA	215,025	215,025	-	0.0%
EBITDA Adjusted	215,025	215,025	-	0.0%

Profit & Loss Statement	As restated	Previously presented	Adjustment	∆%
	Total 2022	Total 2022	Total 2022	∆%
Net revenue	4,198,120	4,198,120	-	0.0%
Gross profit	3,033,026	3,437,504	-404,478	-11.8%
EBITDA	854,250	854,250	-	0.0%
EBITDA Adjusted	854,250	854,250	-	0.0%

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant, and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes.

EBITDA Margin: is calculated by dividing EBITDA by net revenue.

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

BeFra believes that these non-IFRS financial measures are useful to investors because (i) BeFra uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate BeFra’s EBITDA and provide more tools for their analysis as it makes BeFra’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

Starting Q2 2024, the Company will report salesforce under the same name for all business units, Distributors (previously stated as Leaders in Jafra) and Associates (previously stated as Consultants for Jafra). It is important to note that the metrics are calculated with the same method as previous quarters and the reference name change has no adverse effect on the results of the operating metrics reported by the Company.

Betterware (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

Jafra (Associates and Distributors)

Avg. Base: Monthly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Monthly Churn Rate (Associates): Average monthly data. Total Associates lost during the period divided by the number of active Associates 4 months prior. An Associate is terminated only after 4 months of inactivity.

Monthly Churn Rate (Distributors): Average monthly data. Total Distributors lost during the period divided by end of period Distributors’ base.

Monthly Activity Rate: Average monthly data. Active Associate/Distributor divided by the end of period Associate/Distributor base.

Avg. Monthly Order (Associates): Average monthly data. Total Catalog Revenue divided by number of Associates orders.

Avg. Monthly Order (Distributors): Average monthly data. Total Distributors Revenue divided by number of Distributors orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs related to household organization, practicality, space-saving, and hygiene. Through the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of direct-to-consumer in the Beauty market in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care, and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and in the United States of America.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q4 2024 Conference Call

Management will hold a conference call with investors on February 27th, 2025, at 4:30 pm Mexico City Time / 5:30 pm Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13751208

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13751208

Contacts.

Company:

BeFra IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011

InspIR:

Investor Relations

Ivan Peill

ivan@inspirgroup.com